September 15, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	TKO Group Holdings, Inc.
Registration Statement on Form S-1
Filed September 15, 2023
Registration No. 333-274541

Dear Rucha Pandit,

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on September 19, 2023, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as TKO Group Holdings, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Benjamin Cohen of Latham & Watkins LLP, counsel to the Company, at (212) 906-1623 or in his absence, Marc Jaffe at (212) 906-1281, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

TKO GROUP HOLDINGS, INC.

/s/ Andrew Schleimer
Name: Andrew Schleimer
Title: Chief Financial Officer

cc:	Justin G. Hamill, Esq., Latham & Watkins LLP

Marc D. Jaffe, Esq., Latham & Watkins LLP

Michael V. Anastasio, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP